December 11, 2013

BY EDGAR

Jeffrey P. Riedler

Johnny Gharib

Daniel Greenspan

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re: Medistem Inc.

Amendment No. 1 to Registration Statement on Form 10-12G Filed November 12, 2013

File No. 000-54999

Gentlemen:

We have received and reviewed, and we thank you for, the Staff’s comment letter dated December 9, 2013. Our responses are set forth below. In each case, we precede our response by repeating the Staff’s letter’s comment. Our responses are numbered to correspond with the numbering of the comments in the Staff’s letter.

Please consider our responses in conjunction with your review of our Form 10-12G/A amendment no. 3 (the “Amendment”), which we are filing simultaneously.

Intellectual Property, page 8

1.	STAFF’S COMMENT: We note your response to our prior comment 1 and your added disclosure in footnote (1) of the intellectual property section on page 9. Please revise this disclosure to also describe each party’s ability to terminate the agreement.

REGISTRANT’S RESPONSE: We have amended this disclosure to include each party’s ability to terminate the agreement.

If you have any questions or if we can be assistance in your review, please contact me or John Salvador, our Chief Operating Officer, john.salvador@medisteminc.com, (626) 644-6092.

Sincerely,

/s/ Alan J. Lewis

Alan J. Lewis

Chief Executive Officer